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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 April 18, 2000

                             SAP AKTIENGESELLSCHAFT
             SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG (Exact name of registrant as specified in its charter)

                                 SAP CORPORATION
              SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING
                 (Translation of registrant's name into English)

                                Neurottstrasse 16
                                 69190 Walldorf
                           Federal Republic of Germany
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     [X]                       Form 40-F      [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes           [ ]                       No             [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.


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                             SAP AKTIENGESELLSCHAFT
             SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG

                                    FORM 6-K

The following material has been distributed to holders of American Depositary Receipts representing the preference shares, without nominal value (the "Preference Shares"), of SAP Aktiengesellschaft Systeme, Anwendungen, Produckte in der Datenverarbeitung, a stock corporation organized under the laws of the Federal Republic of Germany (the "Company"):

(i) Invitation to Annual General Meeting of the Company to be held on May 5, 2000, attached as Exhibit 99.1 hereto and incorporated by reference herein;

(ii) Invitation to Special Meeting of holders of Preference Shares to be held on May 5, 2000, attached as Exhibit 99.2 hereto and incorporated by reference herein; and

(iii) Summarized English Version of the 1999 Annual Report of the Company, attached as Exhibit 99.3 hereto and incorporated by reference herein.


For purposes of this Form 6-K, the Company has omitted the consolidated financial statements included in the Summarized English Version of the 1999 Annual Report of the Company and, pursuant to Rule 12b-23 under the U.S. Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"), is incorporating therein by reference to pages F-1 through F-41 of the Company's Annual Report on Form 20-F for 1999 filed with the U.S. Securities and Exchange Commission (the "SEC") on April 7, 2000 the copy of such consolidated financial statements included in such Annual Report on Form 20-F for 1999, which is attached as Exhibit 99.4 hereto and incorporated by reference herein.

Any statements contained in the Exhibits hereto that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "intend," "may," "will," "expect," "anticipate" and "project" and similar expressions as they relate to the Company are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the SEC, including the Company's Annual Report on Form 20-F for 1999 filed with the SEC on April 7, 2000. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.





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                                    EXHIBITS

Exhibit No.   Exhibit
-----------   -------

99.1          Invitation  to Annual  General  Meeting  of the
              Company to be held on May 5, 2000

99.2 Invitation to Special Meeting of holders of Preference Shares to be held on May 5, 2000

99.3 Summarized English Version of the 1999 Annual Report of the Company (including the Company's consolidated financial statements, which form an integral part thereof and which, pursuant to Rule 12b-23 under the Securities Exchange Act, are hereby incorporated therein by reference to pages F-1 through F-41 of the Company's Annual Report on Form 20-F for 1999 filed with the SEC on April 7, 2000)

99.4 Pages F-1 through F-41 of the Company's Annual Report on Form 20-F for 1999 filed with the SEC on April 7, 2000








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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                SAP AKTIENGESELLSCHAFT SYSTEME,
                                ANWENDUNGEN, PRODUKTE IN DER
                                DATENVERARBEITUNG
                                  (Registrant)



                                By: /s/ Henning Kagermann
                                    ----------------------------------
                                    Name: Prof. Dr. Henning Kagermann
                                    Title: Co-Chairman and CEO



                                By: /s/ Dieter Matheis
                                    ----------------------------------
                                    Name: Dieter Matheis
                                    Title: CFO

Date: April 18, 2000






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                                  EXHIBIT INDEX



Exhibit No.   Exhibit
-----------   -------

99.1          Invitation  to Annual  General  Meeting  of the
              Company to be held on May 5, 2000

99.2 Invitation to Special Meeting of holders of Preference Shares to be held on May 5, 2000

99.3 Summarized English Version of the 1999 Annual Report of the Company (including the Company's consolidated financial statements, which form an integral part thereof and which, pursuant to Rule 12b-23 under the Securities Exchange Act, are hereby incorporated therein by reference to pages F-1 through F-41 of the Company's Annual Report on Form 20-F for 1999 filed with the SEC on April 7, 2000)

99.4 Pages F-1 through F-41 of the Company's Annual Report on Form 20-F for 1999 filed with the SEC on April 7, 2000